SEC FILE NUMBER
                                                                    000-51158

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [_]Form 10-K [_]Form 20-F [_]Form 11-K  [X]Form 10-Q  [_]Form N-SAR
                For Period Ended:       April 1, 2006
                                   -----------------------------------

                   For Period Ended:
                                    --------------------------------------------
                   [   ] Transition Report on Form 10-K
                   [   ] Transition Report on Form 20-F
                   [   ] Transition Report on Form 11-K
                   [   ] Transition Report on Form 10-Q
                   [   ] Transition Report on Form N-SAR

                   For the Transition Period Ended:
                                                   -----------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION
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 Full Name of Registrant
 TRUEYOU.COM INC.

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 Former Name if Applicable

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 Address of Principal Executive Office (Street and Number)
 BUILDING NO. 501, FIFTH FLOOR, 7 CORPORATE PARK

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 City, State and Zip Code
 NORWALK, CT  06851

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 2006 could not be filed within the prescribed time period because the Registrant is completing the final review of its Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                             Matthew Burris                                (203)                             295-2121
         -------------------------------------------------------    ---------------------     --------------------------------------
                                 (Name)                                 (Area Code)                      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                                                                        Yes              No
                                                                                             ---------------------------------------
                                                                                                         X
                                                                                             ---------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

                                                                                                        Yes              No
                                                                                             ---------------------------------------
                                                                                                         X
                                                                                             ---------------------------------------

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Registrant anticipates, pending final review of its Form 10-Q, that its net loss for the three months ended April 1, 2006 will be significantly higher than its net loss for the three months ended March 31, 2005. The increased loss is due primarily to higher selling, general and administrative expenses. Selling, general and administrative expenses were higher due to significantly higher professional expenses for accounting and legal work related to becoming a public entity, the addition of several senior management level officers and expenses incurred in connection with the development of a new product line. In addition, the Registrant is reviewing comments received earlier this month from the Securities and Exchange Commission related to its registration statement on Form S-1 (File No. 333-131254). The results of such review may have a significant impact on the reported results of operations for the three months ended April 1, 2006.
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                                TrueYou.Com Inc.

 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                                                     By  /s/ Matthew Burris
                                                                         -------------------------------------------------------
Date  May 16, 2006                                                           Matthew Burris, Chief Financial Officer  and Chief
     ------------------------------------------------------------            Operating Officer